Bay Area

The HIT is helping the Bay area meet a range of housing needs with investments in 17 projects.

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Projects Photo Gallery

* Job and economic impact figures are estimates calculated using IMPLAN, an input-output model, based on HIT and subsidiary Building America project data. The data is current as of June 30, 2019. Economic impact data is in 2018 dollars and all other figures are nominal.